SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
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SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

Professional Lease Management Income Fund I, L.L.C.
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(Name of Subject Company)

Professional Lease Management Income Fund I, L.L.C.
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(Name of Person(s) Filing Statement)

CLASS A UNITS
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(Title of Class of Securities)

N/A
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(CUSIP Number of Class of Securities)

c/o Richard K Brock
PLM Financial Services, Inc.
405 Lexington Avenue 67th Floor New York NY
212-682-3344
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(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

BOS1595363.2

SCHEDULE 14D-9

ITEM 1. SUBJECT COMPANY INFORMATION.

The name of the subject company is Professional Lease Management Income Fund I, L.L.C., a Delaware limited liability company (the “Fund”). The address of the principal executive offices of the Fund is 405 Lexington Avenue, 67th Floor, New York, New York 10174, and its telephone number is (212) 682-3344. The manager of the Fund is PLM Financial Services, Inc., a Delaware corporation (the “Manager”). The Manager’s principal executive office and telephone number is the same as the Fund’s.

This Schedule 14D-9 relates to Class A Units in Professional Lease Management Income Fund I, L.L.C. (the “Class A Units”). As of May 18, 2006 approximately 4,971,311 Class A Units were outstanding, held by approximately 4,849 investors.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

This Schedule 14D-9 is being filed by the Fund, the subject company. The business address of the Fund is 405 Lexington Avenue, 67th Floor, New York, New York 10174, and its telephone number is (212) 682-3344. The manager of the Fund is PLM Financial Services, Inc., a Delaware corporation (the “Manager”). The Manager’s principal executive office and telephone number is the same as the Fund’s.

This Schedule 14D-9 relates to a tender offer by East River Capital II, LLC (the “Offeror”) to purchase up to 2,435,943 units of Class A Units in the Fund at a purchase price in cash, without interest, of $2.25 per Class A Unit, less the amount of any distributions declared or made with respect to the Units between May 10, 2006 and June 9, 2006, or other date to which the tender offer may be extended. The offer to purchase the Class A Units is being made pursuant to and subject to the terms and conditions of an Offer to Purchase and a related Letter of Transmittal. The tender offer is described in a Tender Offer Statement on Schedule TO, dated May 10, 2006 which has been filed with the SEC (the “Schedule TO”) and which includes the Offer to Purchase and the Letter of Transmittal.

The Offer to Purchase states that the principal business address of the Offeror is 200 Nyala Farms, Westport, Connecticut 06880.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

      Other than as described below, to the knowledge of the Fund, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Fund or its affiliates and (1) the Fund, its executive officers, directors or affiliates or (2) the Offeror, its executive officers, directors or affiliates.

James A. Coyne is the manager of the Offeror and East River Capital LLC, a Delaware limited liability company, is the sole member of the Offeror. East River LLC, a Delaware limited liability company managed by Mr. Coyne, is the manager of East River Capital LLC. Mr. Coyne has served as president and chief executive officer of PLM International Inc. (“PII”) since August 2002, and has been a member of its board of directors since February 2001. From November 1994 until December 2005, Mr. Coyne served as the senior vice president of Equis Corporation. Since 1997, Mr. Coyne has served as president and a member of the board of directors of Semele Group, Inc.

Mr. Coyne was the president and chief executive officer of PLM Financial Services, Inc., the Manager of the Fund (“Manager”) until the Manager’s parent company, PII sold the Manager to AMA CP Fund I Inc. (“AMA”) on November 18, 2005. Mr. Coyne continues to act as the president of PII, which performs administrative services for the Fund as part of a transition services agreement entered into at the time of the sale. The general services provided consist of: coordination of tax preparation and reporting; data processing; accounting services; records retention; coordination of audit; treasury and cash management services; and coordination of insurance renewals. Mr. Coyne also occasionally advises the Fund on aircraft matters. In the course of PII performing its duties under the transition services agreement, Mr. Coyne has frequent contact with representatives of the Manager, most notably, Richard K Brock, the chief financial officer of the Manager and PII. These discussions relate primarily to general administrative issues, but do not include discussions related to the marketing or sale of the Fund’s transportation assets. During a general telephone call to discuss transition services on April 3, 2006 with Paul Leand, the chief executive officer of the Manager, Mr. Coyne informed Mr. Leand that he was preliminarily considering making a tender offer for the Fund’s Class A Units. In a subsequent call on April 7, 2006, Mr. Coyne told Mr. Leand that the possibility of a tender offer was more than a preliminary concept, and that any communications between the two should take this into consideration. Mr. Coyne also discussed the possibility of a tender offer with Mr. Brock and asked him to consider this information in their future communications. Neither Mr. Brock nor Mr. Leand was made aware of the specific terms of the Offer. Mr. Leand, Mr. Brock, the Manager and their affiliates have no interest in, and are not otherwise affiliated with, the Purchaser.

In addition, information regarding any further agreements, arrangements and understandings and any actual or potential conflicts of interest between the Fund or its affiliates and any of their respective executive officers, directors or affiliates is included in sections of the Fund’s Annual Report on Form 10-KSB, filed with the SEC on March 30, 2006 (the “Annual Report”) and the Fund’s Quarterly Report on Form 10-QSB, filed with the SEC on May 15, 2006 (the “Quarterly Report”), portions of which sections are attached hereto as Annex A and incorporated herein by reference. In the Annual Report, the information is contained in the following footnotes to the financial statements: Note 2. Transactions with Manager and Affiliates - Discontinued Operations; Note 3. Transactions with Management and Affiliates; and Note 5. Equity Investment in Affiliated Entities; and in the Quarterly Report, the information is contained in the following footnotes to the financial statements: Note 4. Transactions with Manager and Affiliates - Discontinued Operations; Note 5. Transactions with Management and Affiliates; and Note 8. Equity Investment in Affiliated Entities. The Fund has not updated the information in Annex A and such information is given as of the date of the Annual Report and Quarterly Report, as indicated.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

Recommendation

    The Manager is expressing no opinion and is remaining neutral with respect to the Offer. The Manager has not made a determination as to whether or not the Offer is fair and in the best interests of the Fund’s Class A Unit holders and is not making a recommendation regarding whether the Fund’s Class A Unit holders should accept the Offer and tender their Class A Units.

The Manager believes that a Class A Unit holder’s decision as to whether or not to tender the Class A Units pursuant to the Offer is a personal decision. As a result, each Class A Unit holder must make his, her or its own decision regarding the Offer. In the absence of any established market for the Class A Units, some holders may wish to compare the prospect and timing of receiving future distributions with the immediate liquidity offered by the Offer. The Manager strongly urges each Class A Unit holder to carefully consider all aspects of the Offer in light of its own circumstances, including (i) its investment objectives; (ii) its financial circumstances, including its tolerance for risk and need for liquidity; (iii) other financial opportunities available to it; (iv) its own tax position and tax consequences; and (v) other factors it determines are relevant to its decision. Class A Unit holders should carefully review all of the Offer documents, as well as the Fund’s publicly available annual, quarterly and other reports and this statement, and consult with their own financial, tax and other advisors in evaluating the offer before deciding whether to tender their Class A Units.

The Manager notes that the Fund and the Manager have not determined whether or not the tendering of Class A Units pursuant to the Offer would result in the Fund being considered a publicly-traded partnership and thus taxed as a corporation under the Internal Revenue Code.  In the event that the Manager and the Fund determine that this tender does create a public market for the Class A Units, the Fund will limit transfers of Class A Units for the year to 2% of total Class A Units outstanding to allow the Fund to qualify for a safe harbor promulgated by the Internal Revenue Service.

Intent to Sell or Tender

To the Fund and the Manager’s knowledge, neither the Fund nor any executive officer, director, affiliate or subsidiary of the Fund currently intends to tender or sell the Class A Units, if any, that are held of record or beneficially owned by that person. The foregoing does not include any Class A Units over which or with respect to which any of such executive officers, directors or affiliates or subsidiaries acts in a fiduciary or representative capacity or is subject to instructions by a third party.

ITEM 5. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

Neither the Fund nor any person acting on its behalf has employed, retained or compensated, or intends to employ, retain or compensate, any person to make solicitations or recommendations to the Class A Unit holders on its behalf concerning the Offer.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

No transactions in the Class A Units have been effected during the last 60 days by the Fund or the Manager or, to the knowledge of the Fund or the Manager, any of their executive officers, directors, affiliates or subsidiaries

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) No negotiation is being undertaken by the Fund in response to the Offer, which relates to or would result in: (1) a tender offer for or other acquisition of securities by or of the Fund; (2) an extraordinary transaction such as a merger, reorganization or liquidation, involving the Fund or any subsidiary of the Fund; (3) a purchase, sale or transfer of a material amount of assets by the Fund or any subsidiary; (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Fund.

(b) There are no transactions, board resolutions, agreements in principle, or signed contracts in response to the Offer that relates to or would result in one or more of the matters referred to in item 7(a).

ITEM 8. ADDITIONAL INFORMATION.

None.

ITEM 9. EXHIBITS.

(a)(1) Letter to the holders of Class A Units, dated May 24, 2006.

(e)(1)  Excerpts from the Fund’s (i) Annual Report on Form 10-KSB, filed with the SEC on March 30, 2006 and (ii) Quarterly Report on Form 10-QSB, filed with the SEC on May 15, 2006, all incorporated by reference to Annex A to this Schedule.

BOS1595363.2

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PROFESSIONAL LEASE MANAGEMENT INCOME FUND I, L.L.C.

	By:	PLM Financial Services, Inc.
Manager

Date: May 24, 2006	By:	/s/ Richard K Brock
Richard K Brock
Chief Financial Officer